# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG RE Finance Trust, Inc., CIK 0001630472
CUSIP: 87266M107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001387131-22-001896
Filed by CIK 0001903793

## Reporting persons
- TPG GP A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,392,863; sole dispositive power 0; shared dispositive power 2,392,863; aggregate amount beneficially owned 2,392,863 (3.1% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 78,261,346 shares of Common Stock (as defined below) outstanding as of October 24, 2025 as reported on the Issuer's (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on October 28, 2025.
- James G. Coulter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,492,170; sole dispositive power 0; shared dispositive power 2,492,170; aggregate amount beneficially owned 2,492,170 (3.2% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 78,261,346 shares of Common Stock outstanding as of October 24, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Commission on October 28, 2025.
- Jon Winkelried: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,392,863; sole dispositive power 0; shared dispositive power 2,392,863; aggregate amount beneficially owned 2,392,863 (3.1% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 78,261,346 shares of Common Stock outstanding as of October 24, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Commission on October 28, 2025.

## Item 1. Issuer
Name of issuer: TPG RE Finance Trust, Inc.
Address of issuer's principal executive offices: 888 Seventh Avenue, 35th Floor, New York NY 10106

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the (i) general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Real Estate Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG RE Finance Trust Management, L.P., a Delaware limited partnership ("TPG RE Finance Trust Management"), which directly holds 581,612 shares of Common Stock; and (ii) sole member of TPG Holdings III-A, LLC, a Cayman limited liability company, which is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership ("TOG III"), which (a) directly holds 1,811,251 shares of Common Stock and (b) is the sole member of TPG DASA Advisors (RE) II, LLC, a Delaware limited liability company, which is the general partner of TPG NJ DASA GenPar C, L.P., a Delaware limited partnership, which is the general partner of TPG/NJ (RE) Partnership, L.P., a Delaware limited partnership ("TPG/NJ RE Partnership" and together with TOG III and TPG RE Finance Trust Management, the "TPG Funds"), which directly held shares of Common Stock.

Because of the relationship of TPG GP A to the TPG Funds, TPG GP A may be deemed to beneficially own the shares of Common Stock held by the TPG Funds.

TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Coulter and Winkelried disclaim beneficial ownership of such shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

Excluding the shares of Common Stock directly held by the TPG Funds, Mr. Coulter holds directly or indirectly 99,307 shares of Common Stock.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

________________________
* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (11/14/2025)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of James G. Coulter (1) (11/14/2025)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of Jon Winkelried (2) (11/14/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).